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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         SYNOVICS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                        87163M10 1 (formerly 090946 10 4)
                                 (CUSIP Number)

       Andrew C. Peskoe, Esq., Golenbock Eiseman Assor Bell & Peskoe LLP,
           437 Madison Avenue, New York, New York 10022 (212-907-7300)
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 9, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP N0.: 87163M10 1 (formerly 090946 10 4)
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Maneesh Pharmaceuticals Pvt. Ltd.           00-000000
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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                         (b) [x]
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3)  SEC Use Only

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS                                               WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION                 India
--------------------------------------------------------------------------------
NUMBER OF         7)  SOLE VOTING POWER                  0
SHARES            --------------------------------------------------------------
BENEFICIALLY      8)  SHARED VOTING POWER                1,500,000
OWNED BY          --------------------------------------------------------------
EACH              9)  SOLE DISPOSITIVE POWER             0
REPORTING         --------------------------------------------------------------
PERSON WITH       10) SHARED DISPOSITIVE POWER           1,500,000
                  --------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         1,500,000
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       [  ]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON                        OO
--------------------------------------------------------------------------------


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CUSIP N0.: 87163M10 1 (formerly 090946 10 4)
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Vinay R. Sapte
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                         (b) [x]
--------------------------------------------------------------------------------
3)  SEC Use Only
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS                                      OO
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION                 India
--------------------------------------------------------------------------------
NUMBER OF                  7)  SOLE VOTING POWER         0
SHARES                     -----------------------------------------------------
BENEFICIALLY               8)  SHARED VOTING POWER       1,500,000
OWNED BY                   -----------------------------------------------------
EACH                       9)  SOLE DISPOSITIVE POWER    0
REPORTING                  -----------------------------------------------------
PERSON WITH                10) SHARED DISPOSITIVE POWER  1,500,000
                           -----------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                         1,500,000
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON                             IN
--------------------------------------------------------------------------------


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ITEM 1. SECURITY AND ISSUER

     This Statement relates to the common stock, $.001 par value (the "Common Stock") of Synovics Pharmaceuticals, Inc., a Nevada corporation (the "Company").

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c) and (f). This Schedule 13D is being filed by the following persons in each case with respect to the Common Stock indicated:

         (i) Vinay R. Sapte. Mr. Sapte is a citizen of India. Mr. Sapte is the Managing Director of Maneesh Pharmaceuticals, Pvt. Ltd. (described in Subitem
(ii) of Item 2 (a), (b), (c) and (f) below). His business address is
23-24 Kalptaru Court, C.G. Road, Chembour, Mumbai --
400 074 India.

         (ii) Maneesh Pharamaceuticals Pvt. Ltd., an Indian private limited company ("Maneesh"). Maneesh is a manufacturer and distributor of pharmaceutical products in India as well as elsewhere in the world and its business address is 23-24 Kalptaru Court, C.G. Road, Chembour, Mumbai -- 400 074 India. Mr. Sapte owns approximately 75% of the outstanding ownership interest of Maneesh. Mr. Sapte and his spouse and brother serve as the sole directors of Maneesh. Mr. Sapte's spouse and brother have the same business address as Maneesh and are citizens of India. The principal occupation or employment of Mr. Vinay Sapte's spouse, Rashmi Sapte, is that of a homemaker and that of Mr. Vinay Sapte's brother, Maneesh Sapte, is that of a director of Maneesh.

(d) None of Mr. Vinay Sapte, Maneesh or the other directors of Maneesh has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of Mr. Sapte, Maneesh or the other directors of Maneesh has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 4. PURPOSE OF TRANSACTION

Vinay R. Sapte and Maneesh (collectively the "Reporting Persons") acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes.

Except as set forth below as to subparagraphs (a) and (d) of Item 4 of Schedule 13D, none of the Reporting Persons or the other directors of Maneesh has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


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(a). The Reporting Persons may be willing in the future to consider an additional investment in Company securities.

(d). On November 9, 2006, the Reporting Persons proposed in writing to Mr. McCormick, a non-executive director of the Company, that the non-executive directors seek the resignation of the chief executive officer of the Company and enable the Reporting Persons to restructure the board of directors, appoint additional directors, appoint a new chief executive officer and improve the performance of a wholly owned subsidiary of the Company, Kirk Pharmaceuticals, LLC ("Kirk"), and of the Company. The text of that proposal is filed hereto as
Exhibit 2.

The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. The Reporting Persons may from time-to-time
(i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise. The Company has advised the Reporting Persons that the 1,500,000 shares of Common Stock beneficially owned by the Reporting Persons were issued in a transaction that was exempt from registration requirements of the Securities Act of 1933 and that, therefore, those shares are restricted as to resale.

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons met with the three directors of the Company on November 7, 2006 and subsequently sent a proposal via e-mail to one of the non-executive directors of the Company. The Reporting Persons sent a copy of the proposal via e-mail to the other non-executive director of the Company. The proposal is attached hereto as Exhibit 2. The proposal is for the two non-executive directors of the Company to ask the Company's chief executive officer to step down and relinquish control to the Reporting Persons so that the Reporting Persons may appoint a chief executive officer, restructure the board of directors, add additional directors and improve the performance of Kirk and the Company. In addition to having a discussion of matters relating to its investment in the Company with the three directors of the Company on November 7, 2006, the Reporting Persons have had discussions, as disclosed in Exhibit 2, on or about that date, with Nirmal Mulye, Ph. D. (the President of Nostrum Pharmaceuticals, Inc. who introduced the Reporting Persons to the Company), key employees of Kirk, and an officer of the Bank of India. The Reporting Persons have a relationship with that bank existing prior to their investment in the Company; the Company now has substantial borrowings with that bank. The Reporting Persons have executed a confidentiality agreement with the Company as to the utilization and disclosure of material non-public information provided by the Company to the Reporting Persons. The aforementioned events have not resulted in any contracts, arrangements, understandings or relationships being entered into by the Reporting Persons with respect to the securities of the Company other than as described in this Item 6.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.       Description

1.                Subscription agreement between Maneesh Pharmaceuticals
Pvt. Ltd. and Synovics Pharmaceuticals, Inc. that is referenced in Item 3 of this Schedule 13D (previously filed as Exhibit 1 to the Statement on Schedule 13D filed on September 22, 2006).

2. Proposal relating to a change of issuer control and related matters.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: November 15, 2006


                                   MANEESH PHARMACEUTICALS PVT. LTD.
                                   a private limited company organized under the law of India


                                   By: /s/ Vinay R. Sapte
                                       -----------------------------------------
                                   Vinay R. Sapte, its Managing Director


                                       /s/ Vinay R. Sapte
                                   ---------------------------------------------
                                   Vinay R. Sapte